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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:    January 31, 2005
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name AND Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               Immtech International, Inc.;                            (Check all applicable)
    Thompson,        T.         Stephen        IMMT                                          [X] Director        [ ] 10% Owner
    ------------------------------------    -----------------------------------------------  [X] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification     4. Statement for               title             below)
                                               Number of Reporting          Month/Day/Year              below)
                                               Person, if an entity
                                               (Voluntary)                  12/24/02
   150 Fairway Drive, Suite 150                                                            Chief Executive Officer and President
    ------------------------------------                                                    --------------------------------------
                  (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                            Date of                 (Check Applicable Line)
                                                                            Original         [X] Form Filed by One Reporting Person
    Vernon Hills,  Illinois       60061                                 (Month/Day/      [ ] Form Filed by More than One
    ------------------------------------                                    Year)                Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of    2. Trans-   2A. Deemed  3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   Security       action       Execu-     Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
   (Instr. 3)     Date         tion       8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                  (Month/      Date,                                                    Owned             or Indirect     Ownership
                  Day/         if any                                                   Following         (I)             (Instr. 4)
                  Year)        (Month/                                                  Reported          (Instr. 4)
                               Day/                                                     Transaction(s)
                               Year)                                                    (Instr. 3 and
                                                                                        4)
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                                        Code    V        Amount (A) or (D)  Price
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                    SEC 1474 (09-02)
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

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FORM 4 (continued)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver- 3. Trans- 3A. Deemed 4. Trans- 5. Number of   6. Date     7. Title   8. Price 9. Number 10.Owner- 11. Nature
   of        sion or    action     Execu-    action    Derivative     Exer-       and        of       of        ship       of
   Deriv-    Exercise   Date       tion      Code      Securities     cisable     Amount     Deriv-   Deriv-    Form of    Indirect
   ative     Price of              Date,     (Instr.   Acquired (A)   and Expi-   of         ative    ative     Deriv-     Bene-
   Secu-     Deriv-     (Month/    if        8)        or Disposed    ration      Under-     Secu-    Secu-     ative      ficial
   rity      ative      Day/       any                 of (D)         Date        lying      rity     rities    Secu-      Owner-
   (Instr.   Security   Year)      (Month/             (Instr. 3,     (Month/     Securi-    (Instr.  Benefi-   rity:      ship
   3)                              Day/                4, and 5)      Day/        ties       5)       cially    Direct     (Instr.
                                   Year)                              Year)       (Instr.             Owned     (D) or      4)
                                                                                  3 and 4)            Follow-   Indirect
                                                                                                      ing       (I)
                                                                                                      Reported  (Instr.
                                                                                                      Trans-    4)
                                                                                                      action(s)
                                                                                                      (Instr.
                                                                                                      4)
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                                           Code  V   (A)   (D)     Date    Expir- Title  Amount
                                                                   Exerci- ation         or No.
                                                                   sable   Date          of
                                                                                         Shares
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Stock           $2.55   12/24/02                 A  75,000         (1)   12/24/12 Common 75,000 $2.55 180,816(2) (D)
Option                                                                            Stock,
(Right to                                                                         $0.01
Buy)                                                                              par
                                                                                  value
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Explanation of Responses:

(1)   The option vests in equal monthly installments over 3 years.

(2) Includes: 45,249 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock, 12,500 shares of Common Stock upon the conversion of Series B Convertible Preferred Stock, 25,000 shares of Common Stock issuable upon the exercise of warrants as follows: warrant to purchase 20,000 shares of Common Stock at $6.00 per share by February 14, 2007 only after the Series A Convertible Preferred Stock has been converted and vested warrant to purchase 5,000 shares of Common Stock at $6.125 per share by September 25, 2007, and 98,067 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 8,872 shares of Common Stock at $0.46 per share by March 21, 2006, vested option to purchase 14,195 shares of Common Stock at $1.74 per share by April 16, 2008 and an option to purchase 75,000 shares of Common Stock at $2.55 per share by December 24, 2012 that vests in equal monthly installments over 3 years from date of grant.


                                                         /s/ T. Stephen Thompson                                   12/27/02
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB Control Number.
                                                                                                                         Page 2 of 2
                                                                                                                    SEC 1473 (09-02)
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